Mail Stop 3561

December 1, 2006

Via Fax & U.S. Mail

Mr. Philippe Calavia
Vice President – Finance
2, Rue Robert Esnault-Pelterie 75007
Paris, France

> **Re:** **Air France - KLM**
> **Form 20-F for the year ended March 31, 2006**
> **Filed July 19, 2006**
> **File No. 001-32139**

Dear Mr. Calavia:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (15) business days.

Form 20-F for the year ended March 31, 2006

MD&A – Results of Operations, page 70

 - Total Operating Revenues, page 70

1.  Please explain why other revenues for 2006 include 15 months of Servair revenues for the financial year ended March 31, 2005 compared to 12 months of Servair revenues for the financial year ended March 31, 2006. As part of your response, please explain why you believe it was appropriate to include 15 months of revenues in your consolidated financial statements for 2005.

- External Expenses, page 76

2.  We note your disclosure that the increase in charges to operating provisions is principally a result of the write-back of a provision during the year ended March 31, 2005.  Please explain to us the nature of the changes in events or circumstances that resulted in this write-back and explain why you believe it was appropriate to record it in the year ended March 31, 2005.

Consolidated Income Statements, page F-3

3.  We note your presentation of "income from current operations" and "income from operating activities" on the face of the income statement.  Please explain to us why you believe that presentation of both subtotals is relevant to an understanding of your financial performance.  See paragraph 83 of IAS 1.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

4.  We note that the amount of stock based compensation charged to retained earnings in your consolidated statement of changes in stockholders' equity during the year ended March 31, 2006 is Euro 80 million.  Please explain to us the nature of this amount and explain why it differs from the total amount charged to expense for stock based compensation of Euro 29 million as disclosed in Note 27.2 and Note 7.   Also, please explain to us why you believe it is appropriate to record the amount as a reduction to retained earnings.

Statements of Consolidated Cash Flows, page F-8

5.  In future filings, please disclose any non-cash investing and financing transactions, such as acquisition of aircraft or equipment under finance lease, in the notes to the financial statements.  See paragraph 43-44 of IAS 7.

Note 3.13.5. Leases, page F-18

6. We note your disclosure that in the context of sale and operating leaseback transactions, the related gains are deferred and amortized over the lease term when the transaction is established under or over the fair value.  Please tell us, and disclose in future filings, your accounting policy for recognizing losses on operating sale leaseback transactions.  See paragraph 61 of IAS 17.

Note 3.18. Provisions for restitution of aircraft under operating leases, page F-20

7. We note your disclosure that when the condition of aircraft held under operating leases exceeds the return conditions in the lease agreement, you capitalize the excess and amortize it over the period ending when the restitution criteria are met. Citing relevant authoritative literature, please tell us your basis for this accounting treatment under IFRS and explain why you believe it is appropriate to capitalize this amount.

Note 4.1. Acquisition of KLM, page F-22

8. We note your disclosure that the negative goodwill that resulted from the interest in the net fair value of KLM's identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost was immediately and totally reversed to operating profit in the income statement.  Please explain to us the nature of the reassessment that was performed, if any, on the identification and measurement of KLM's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination.   If a reassessment was not performed, please explain to us why you believe you were not required to perform such analysis.  See paragraph 56 of  IFRS 3.

Note 10. Other non-current income and expenses, page F-33

9. We note that in the year ended March 31, 2006, you recognized a gain of 504 million on the Amadeus GTD transaction.  Please explain to us all of the significant terms of this transaction and include how you calculated or determined the amount of the gain to be recognized.   Also, explain why you believe gain recognition for this transaction was appropriate for both IFRS and US GAAP purposes.  In addition, please explain to us how you accounted for the amounts contributed by Air France and explain to us why you have not recognized your share of WAM Acquisition's loss through March 31, 2006, as disclosed in Note 19.

10. Also, please clarify the meaning of the disclosure on page F-47 stating "given the negative net equity after neutralization of amounts reinvested by the Air-France-KLM Group, its contribution to the consolidated financial statements is nil".

### Note 12.3. Effective tax rate, page F-36

11. We note that the difference between the standard tax rate in France and the effective tax rate includes an adjustment for a TSDI settlement. Please explain to us the nature of this settlement.

### Note 26. Equity attributable to equity holders of Air France-KLM SA, page F-50

12. We note your disclosure of the number of shares issued and fully paid as of March 31, 2006. In future filings, please disclose either on the face of the balance sheet or in the notes to the financial statements, the number of shares authorized. See paragraph 76 of IAS 1.

### Note 26.3 Treasury shares, page F-51

13. Please revise your statement of changes in shareholders' equity in future filings to include a reconciliation of the number of number of treasury shares held by the Company during the various periods presented.

### Note 26.4. Reserves and Retained Earnings, page F-52

14. We note that of the approximately 3 million of other reserves at March 31, 2006, 1 million is attributable to distributable reserves. Please explain to us and disclose in future filings, the nature of the remaining balance in other reserves. Also, please explain to us the nature of the statutory reserve balance and explain how this reserve is determined or calculated.

### Note 27.2 Plans granted after November 7, 2002, page F-54

15. We note that during the year ended March 31, 2006, 390,609 options were granted. Please tell us, and disclose in future filings, the vesting terms of the options. Also, please tell us how the fair value of the options was determined or calculated at the time of issuance and tell us if you have recorded any compensation expense related to the option issuance under IFRS or US GAAP. If not, please explain why you do not believe it is appropriate to recognize

compensation expense for these options. Also, if an option pricing model was used to determine the fair value of the options, please disclose in future filings, the assumptions used in the model. See paragraph 47 of IFRS 2.

16. In future filings, please disclose the range of exercise prices and weighted average remaining contractual life for all options outstanding at the end of the period. Also, for outstanding KLM options, please disclose the vesting terms of these options and the number of options exercisable at the end of each period for which a balance sheet is presented. See paragraph 45 of IFRS 2.

17. We note from your disclosure in the reconciliation to US GAAP in Note 41 that under IFRS a portion of the ESA 2003 compensation plan is not recognized on a straight-line basis. Please tell us, and disclose in future filings, how you recognize compensation expense under the ESA 2003 plan and how that accounting complies with the guidance in IFRS 2.

Note 28. Provisions and retirement benefit, page F-56

18. For each of the categories of provisions presented in Note 28, please tell us and explain in the notes to your financial statements in future filings, the line item on the income statement where the provision amount is recorded. As part of your response and your revised disclosure, please clarify the nature of the amounts included in the depreciation, amortization and provisions line items in your consolidated income statements.

19. We note that during the years ended March 31, 2006 and 2005 you recorded a reversal of unnecessary provisions to the restitution of aircraft provision. Please explain to us the nature and specific timing of the facts and circumstances that resulted in this reversal including why you believe it was appropriate to recognize the reversal during each of these years.

Note 28.2 Other provisions, page F-59

20. We note from the table in Note 28 that you have a provision for litigation with third parties recorded as of March 31, 2006. In light of the fact that the discussion in Note 35 does not indicate any provisions that have been recorded for the issues disclosed, please tell us, and disclose in future filings, the nature of the amount recorded as a litigation provision as of March 31, 2006. See paragraph 85 of IAS 37.

Note 29.3 Oceane (convertible bonds), page F-61

21. We note that the debt is convertible into new or existing Air France-KLM shares. Please tell us, and disclose in future filings, the share price of the conversion option.  Also, please tell us how you have evaluated the conversion option as a potential derivative under IAS 39.

Note 29.5 Other Long-Term Debt, page F-62

22. Please disclose in future filings, the nature and significant terms of the reservation of ownership clause and mortgage debt.

Transition from French Accounting Standards to IFRS

General

23. We note that your previously filed financial statements included a statement of cash flows presented in accordance with French Accounting Standards.  Please revise to explain the material adjustments, if any, to the cash flow statement as presented under IFRS, or alternatively disclose that you did not have any material adjustments to the cash flow statement in the transition from French accounting standards to IFRS.  See paragraph 40 of IFRS 1.

Note 2. Reconciliation of equity to net income as of and for the year ended March 31, 2005, page F-92

24. We note that there was an adjustment to net income as an effect of the transition to IFRS that is attributed to pension.  Please explain to us the nature of this adjustment and how it was calculated or determined.

Note 2(g) Offering Reserved for Employees, page F-94

25. In regards to the offering reserved for employees, we note that under IFRS the entire charge of 69 million corresponding to the valuation of the benefits at fair value received was recognized in the income statement during the year ended March 31, 2005.  Please tell us, and disclose in future filings, how the amount would have been recorded under French GAAP.  Also, please explain to us why the 69 million is included in the "Other" column as a reversal to the initial charge.

Note 2(e) Goodwill at April 1, 2004

26. Please explain why no adjustment to reverse goodwill amortization was required in the reconciliation of stockholders' equity under French GAAP at April 1, 2004 to stockholders' equity determined in accordance with IFRS at this date.

Note 2(i) Tangible Assets, page F-94

27. We note that in the transition to IFRS the useful life of the fleet was reviewed and estimated at 20 years, without residual value.  In light of the fact that the useful life of the fleet was 18 years under French GAAP, and citing relevant authoritative literature, please explain to us why you believe it was necessary to change to a longer useful life as a result of the transition to IFRS.  Also, please explain to us how you have evaluated the change under the provisions of IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*.

US GAAP Reconciliation

Note 41.1 Reconciliation of Net Income and of Stockholders' Equity

(a) Negative Goodwill under US GAAP, page F-99

28. We note your disclosure that there is an adjustment to goodwill to account for maintenance costs as an expense when incurred under US GAAP as compared to under IFRS in which maintenance costs are capitalized and depreciated over the period to the next major overhaul.  Please explain to us why this adjustment, which presumably removes the capitalized maintenance assets under IFRS accounting, would increase the amount of negative goodwill recognized.

(b) Reconciling items related to aircraft, page F-104

29. Please explain why the difference in accounting for maintenance costs between IFRS and US GAAP resulted in a reconciling decreasing US GAAP net earnings by Euro 42 million during the year ended March 31, 2006 versus a reconciling item increasing US GAAP net earnings by Euro 6 million during the year ended March 31, 2005.

<u>(h) Other, page F-110</u>

30. We note your disclosure that there is an adjustment to equity method investments under US GAAP related to Alpha and to Amadeus GTD.  Please tell us the amount of the adjustment that relates to Alpha and the difference in accounting for pension, and the amount that relates to Amadeus GTD and the difference in accounting for business combination.  Also, please provide us details of how the leveraged buy-out transaction was accounted for under US GAAP and explain the differences and similarities in the accounting under IFRS.  In addition, tell us and disclose in future filings, the accounting policy used to value the interests in Amadeus GTD and the rationale therefore.

<u>(i) Deferred income tax effect on above adjustments, page F-111</u>

31. Please tell us, and disclose in future filings, the tax rate used in the calculation of this adjustment.  Also, please indicate any adjustments which did not have a related tax effect.

<u>Note 41.2 US GAAP Financial Information, page F-112</u>

32. We note that the statements of income prepared in accordance with US GAAP present the line item "financial result."  Please revise future filings to present separate amounts for both interest expense and interest income.  See Rule 5-04(7) and (8) of Regulation S-X.

33. We note that the statement of changes in stockholders' equity in accordance with US GAAP includes a line for deferred compensation.  Please explain to us how the deferred compensation amounts for the years ended March 31, 2006 and 2005 were determined or calculated.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief